December 14, 2012


Paul M. Miller, Esq.
Seward & Kissel LLP
901 K Street, N.W.
Washington, DC  20001


   Re: Broadmark Funds (the "Trust")
     Registration Statement on Form N-1A
     Registration Numbers 333-185002; 811-22769
     Filed November 16, 2012


Dear Mr. Miller:

We have reviewed the registration statement referenced above and have the following comments.
Whenever a comment is made in one location, it is considered applicable to all similar disclosure
appearing elsewhere in the registration statement.

Broadmark Tactical Plus Fund (the "Fund")

Prospectus

Fees and Expenses

Change the "Total Annual Fund Operating Expenses (after expense reimbursements)" line item
to "Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement."

We note that the Fund may employ short selling and invest in ETFs as principal investment
strategies.  Footnote (2) of the Fund's fee table indicates that interest, dividends and acquired
fund fees and expenses are excluded from the coverage of the Expense Limitation Agreement.
In your response letter, please confirm that the estimated amount of interest and dividends
expenses of short selling and acquired fund fees and expenses for the current fiscal year of the
Fund are included in Total Annual Fund Operating Expenses After Fee Waiver and/or Expense
Reimbursement.

We note that ETFs may constitute a principal investment of the Fund's investment portfolio.  In
your response letter, indicate why the Fund is not required to include an Acquired Fund Fees and
Expenses line item in its fee table.

Principal Investment Strategies

Disclose whether the Fund may invest without limit in the equity securities of foreign issuers including equity securities of emerging market issuers. Also clarify whether the Fund's fixed-income investment are limited to those of U.S. issuers.

May the Fund also principally invest in securities issued by REITs, mortgage-backed issuers and/or asset-backed issuers? If so, please add appropriate risk disclosure.

Clarify whether the Fund's investments in fixed-income securities will be limited to those of a particular minimum rating or equivalent thereof. Also, if investing in securities of a particular credit rating is a principal investment strategy of the Fund, then add appropriate risk disclosure, for example, highlighting the limitations of credit ratings, rating agency conflicts of interests, etc.

Please note the considerations discussed in Investment Company Act Release No. 10666 (April 18, 1979) as they pertain to the Fund's proposed investment activities.

Identify the maximum percentage of Fund assets that may be invested in derivatives.

Disclose whether the Fund may invest across all industry sectors or, in the alternative, identify the industry sectors in which the Fund may focus its investments.

Disclose whether the Fund may invest without limit in instruments that provide exposure to non-U.S. equity securities. In this regard, provide similar disclosure pertaining to the Fund's ability to invest in emerging markets issuers.

Clarify whether the Fund may for speculative purposes make the types of investments described in the second sentence of the third paragraph.

Will the Fund principally invest in index ETFs, managed ETFs, leveraged ETFs or in any other category of ETFs warranting expanded descriptive and/or risk disclosure? Please expand the disclosure as applicable.

In the fourth paragraph, identify the principal "leverage investment techniques," in addition to borrowing for investment purposes, which the Fund may utilize. Also, highlight in plain English, the meaning and significance of the phrase "a net exposure which can range from 200% net long to 100% net short its portfolio" and clarify the potential impact on the risk profile of the Fund's portfolio.

Expand the penultimate paragraph to disclose whether when the Fund holds cash or invests to maintain liquidity it may not achieve its investment objective. May the Fund also take temporary defensive positions that are inconsistent with the fund's principal investment strategies in attempting to respond to adverse market and other conditions? If so, also disclose the effect of taking such temporary defensive positions.

Principal Risks

In your response letter, confirm whether the Fund's prospectus addresses the concerns regarding derivatives disclosure highlighted in the Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

Add a risk factor that addresses the risks of investing in foreign securities generally.

We note that the Fund may invest in the securities issued by small- capitalization companies. Please add appropriate risk disclosure.  If, as a subset of this asset category, the Fund may also principally invest in securities issued by micro-capitalization companies, then provide expanded risk disclosure.

Exchange-Traded Fund Risk

Highlight the risk that the ETFs in which the Fund may invest may trade at a discount to their net asset value, and disclose the significance thereof.

New Fund Risk

Expand the disclosure to state also that the Fund could be liquidated at any time without shareholder approval and at a time that is not favorable for all of the Fund's shareholders.

Performance Information

Briefly highlight the reasons for the Fund's plans to compare its performance against the S&P 500 Index as well as its peer group included in the Morningstar Long/Short Equity category. *See* Instructions (1)(b) and (2)(b) to Item 4(b)(2) of Form N-1A.


Additional Information About The Fund's Investments And Related Risk Factors

Clarify whether the disclosure contained in this section is limited to an expansion of the Fund's Item 4 of Form N-1A presentation of its principal investment strategies and the principal risks of investing in the Fund.   If this section also describes the Fund's non-principal investment strategies and the non-principal risks of investing in the Fund, then revise the presentation to clearly identify the principal and the non-principal strategies and risks.

The Adviser's Prior Performance

In your response letter, provide the name of the Comparable Fund. Also, indicate whether the Adviser, while acting as the sub-adviser to the Comparable Fund, managed the Comparable Fund's entire portfolio or only a portion thereof. Does the "Total Returns of Comparable Fund" and related information reflect the entire Comparable Fund's performance or only the portion that the Adviser managed while acting as the Comparable Fund's sub-adviser? Additionally, provide your analysis of whether the Fund's prospectus presentation of the Advisor's Prior Performance is appropriate and consistent with applicable staff no-action positions relating to the presentation of prior performance.

Confirm in your response letter that neither the Adviser nor Mr. Guptill have managed any other private accounts or registered funds with substantially similar objectives, policies and strategies as the Fund.

In the first sentence of the second paragraph, insert the word "substantially" before the word "similar."

Provide a bold face caption immediately preceding the "Total Returns of Comparable Fund" tabular presentation that "**The following is <u>NOT</u> the Fund's performance or indicative of the Fund's future performance**."

In your response letter, confirm that all of the information contained in the "Total Returns of Comparable Fund" table were calculated using the standardized SEC method.

In the last column heading of the "Total Returns of Comparable Fund" table, insert the "Inception" date of December 31, 2010.

Please update "The Adviser's Prior Performance" presentation to the most recent date practicable.

Valuation of Shares

In the fourth bullet of the second paragraph, replace the phrase "which approximates current value" with the phrase "which the Board of Trustees has determined constitutes fair value."

Buying or Selling Shares Through Financial Intermediaries

Clarify whether all financial intermediaries through whom an investor may purchase or redeem Fund shares will constitute authorized financial intermediaries. In the alternative, disclose how an investor will be able to determine whether a financial intermediary is authorized, as well as the consequences of purchasing or redeeming shares through an unauthorized intermediary.

Policies Concerning Frequent Purchases and Redemptions

Specify how the Fund defines frequent trading. If the Fund does not use a quantitative definition, then also disclose that it is a subjective determination and describe any associated risks.

In the first sentence of the penultimate paragraph, clarify to which policy the phrase "this policy" is referring.

Statement of Additional Information

Investment Restrictions

Fundamental Investment Restrictions of the Fund

In the first sentence, insert the phrase "except with respect to the Fund's restriction on borrowing" before the phrase "later changes." Also delete the phrase "to attempt."

Add the phrase "of group of industries" to the end of the first sentence of the Fund's second enumerated fundamental policy.

Expand the disclosure to briefly highlight what is currently permitted under the "1940 Act" and under the "1940 Act and the rules promulgated thereunder" in the context of the third and fifth enumerated fundamental policy, respectively.

Add a non-fundamental investment restriction clarifying that, in connection with any borrowing, the Fund will not mortgage, pledge, hypothecate or in any manner transfer, as security for indebtedness more than one-third of the Fund's assets.

Additional Investment Strategies, Investment Techniques and Risks

Clarify whether the Fund may engage in reverse repurchase agreements, repurchase agreements, and/or in securities lending transactions. If it may, then also highlight their risks and characteristics, as well as Fund guidelines and policies, including the maximum percentage of the Fund's assets that may be devoted to such transactions.

Management of the Fund

At the time the registration statement was originally filed Christopher J. Guptill was the sole initial trustee of the Trust. Prior to effectiveness of the registration statement, the Trust must have a board of trustees whose composition complies with the applicable provisions of the ICA. In this regard, for each Trustee, provide disclosure that briefly discusses the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a Trustee for the Fund. *See* Item 17(b)(10) of Form N-1A.

<u>Distributor</u>

Is the statement contained in the last sentence, indicating that no fee is charged by the Distributor for distribution services, consistent with the Fund's fee table presentation?

<u>Description of the Trust</u>

Include a statement in the second paragraph indicating whether the shares of the Fund will, when issued, be legally issued, in addition to being fully paid and non-assessable.

<u>Financial Statements</u>

Include the Trust's audited financial statements and file its auditors' consent in a pre-effective amendment to the registration statement.

<u>Part C:  Other Information</u>

<u>Signatures</u>

Please note the signature requirements of section 6(a) of the Securities Act of 1933, which requires that the registration statement also be signed by a majority of the Trust's Board of Trustees and, in addition to its principal executive officer, signed by its principal financial officer and its principal accounting officer or comptroller.

<u>Closing</u>

We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of the comments contained in this letter. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

Sincerely,


Dominic Minore
Senior Counsel